Contact

www.linkedin.com/in/halzeitlin
(LinkedIn)

Top Skills

Experimental Economics
Behavioral Research
Collaboration

Honors-Awards

2015 Knight of Emory Spirit
George Benston and Richard F. Muth Prize for Excellence in Economics

Hal Zeitlin

We build custom Webflow sites for B2B SaaS @ Candid Leap | Enterprise Webflow Partner ➡# it's where the sweet stuff is
Los Angeles, California, United States

Summary

Your go-to strategist for high-stakes Webflow projects.

I run Candid Leap, a Webflow Enterprise Partner Agency that scales marketing sites for B2B SaaS companies like Tango, Prive, and Daasity.

At Candid Leap we do:
-> Custom Webflow Development that
-> Branding & Web Design that hits the
-> Motion Graphics that
-> A ton of Looms, Slacks, and Meets to guide you through your entire project!

Why Webflow?
My background as a technical marketer led me to believe that Webflow is the perfect tool to help brands control marketing outcomes and hit ambitious growth goals.

Think of Webflow as the new, improved iteration of WordPress without the headless, needy, and hard-to-maintain builds.

It's the happy place ambitious tech companies go when building marketing sites.

Now, at Candid Leap we use Webflow to serve:
-> Tech brands
-> Series A to Unicorn
-> Founders, CMOs, CTOs, and more.

Have a project in mind?
Let’s talk it over, send me a DM!

Not ready to talk?

Check out our site Candidleap.com to see our work.

Important:
We only take a few clients at the time; we focus on delivering at a personal level. Your experience is part of the final outcome.

———

Experience

Candid Leap
Owner & Your Go To Guy
May 2018 - Present (5 years 5 months)
Los Angeles, California

We help tech companies control their marketing outcomes via wicked Webflow sites. We're highly enthusiastic about growth, creative tech solutions, motion graphics, Webflow, Airtable and analytics. But none of that is useful without a big picture marketing strategy.

Webflow
Global Community Leader
February 2023 - Present (8 months)

I organize events for Webflow enthusiasts and the Webflow curious to have a blast and grow as professionals.

Zeitlin's Delicatessen
Co-Owner
February 2019 - Present (4 years 8 months)
Chicago, Illinois, United States

My brother Sam is a world class chef and makes some of the best bagels and nosh in Chicago. I've built the deli a digital/biz team and support them on our march to open a thriving storefront. Live in Chicago? DM for free bagels.

AmeriCorps
Americorps Member (TFA)
August 2016 - August 2017 (1 year 1 month)
Houston, Texas

• Facilitated the learning of mathematics for 109 students through four traditional math classes and one intervention class; support students' literacy development through reading identity-based books in a daily homeroom class
• Promoted academic success through analyzing daily exit quizzes to locate misconceptions requiring remediation

• Created a YouTube channel and incentives program to empower students to seek additional feedback on homework and math review assignments (84 subscribers, 8,000+ views, 1,000+ comments, 100+ videos)
• Organized three "math party" tutorials at a local restaurant to create a joyful culture around end-of-year test preparation and provide students additional support (recruited 13 volunteer tutors, impacting 26 students)
• Built and maintained student relationships through spending time with students during off-periods, visiting 10 students' homes, "Rhyme Battle Tuesdays" during lunch, filming homework videos with students, and more

Education

Emory University
Bachelor's Degree, Economics · (2012 - 2015)

General Assembly
Visual Design · (2018 - 2018)

Winston Churchill High School
High School · (2008 - 2012)